Exhibit 99.1

ITW NEWS RELEASE
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ITW Board of Directors Approve New $3 Billion Share Repurchase Authorization; Company Increases 2007 Share Repurchase Range

GLENVIEW, ILLINOIS—(August 21, 2007)—Illinois Tool Works Inc. (NYSE:ITW) today announced that its board of directors approved a new share repurchase program which authorizes management to buy back up to $3 billion of the company's common stock over an open-ended period of time.   The full authorization represents approximately 55 million shares based on the company's closing share price on August 20, 2007.

The company's existing share repurchase authorization, announced in August of 2006, consisted of 35 million shares. There are approximately 12 million shares remaining under this authorization. Thus far in 2007, the company has spent a total of $680 million to repurchase shares.

The company also said today that it would increase its share repurchase forecast for 2007. The range for share repurchases for full-year 2007 has been increased to $1.1 billion to $1.4 billion from the prior range of $700 million to $900 million.

"As we continue to look for ways to optimize our balance sheet and make the best use of our strong free operating cash flow, share repurchases will play an important role in that process," said David B. Speer, chairman and chief executive officer. "We'll also continue to utilize free cash for future acquisitions as well as dividends."

ITW is a $14.1 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The company consists of approximately 750 business units in 49 countries and employs some 55,000 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com